SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO I/A
(Rule 13e-4)
(Amendment No. 2/Final Amendment)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIRENZA MICRODEVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

82966T106
(CUSIP Number of Class of Securities of Underlying Common Stock)

Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
522 Almanor Avenue
Sunnyvale, California 94085
(408) 616-5400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,493,089	$505.36

*
Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 2,906,396 shares of common stock of Sirenza Microdevices, Inc. having an aggregate value of $5,493,089 as of August 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $505.36
Form or Registration No.: Schedule TO-I
Filing party: Sirenza Microdevices, Inc.
Date filed: August 20, 2002

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 and Final Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2002, as amended on August 21, 2002 (the “Schedule TO”), relating to our offer to exchange eligible options outstanding under Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan (the “1998 Stock Plan”) to purchase shares of the Company’s Common Stock, par value $0.001 per share, held by eligible employees and eligible directors for new options that will be granted under the 1998 Stock Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated August 20, 2002, the related memorandum from Robert Van Buskirk, the election form, the notice to change election from accept to reject and the form of promise to grant new stock options (together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 4.    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph immediately after the first paragraph in Item 4(a):

The Offer expired at 5:00 p.m., Pacific Daylight Time, on September 18, 2002. Pursuant to the Offer, the Company, on September 19, 2002, accepted for cancellation options to purchase 2,416,416 shares of the Company’s Common Stock, representing approximately 83% of the options that were eligible to be tendered for exchange in the Offer. Subject to the terms and conditions of the Offer, the Company will, in exchange for those options accepted for exchange and cancelled, grant new options to purchase an aggregate of up to 2,416,416 shares of the Company’s Common Stock sometime on or after March 20, 2003.

Item 12.    Exhibits.

Item 12 to the Schedule TO is amended and supplemented to add the following new exhibit:

(a)(10)	E-mail, dated September 20, 2002, to eligible Sirenza employees and directors informing them that we have accepted for exchange and cancelled options that were properly tendered in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 and Final Amendment to Schedule TO is true, complete and correct.

SIRENZA MICRODEVICES, INC.

/s/ ROBERT VAN BUSKIRK
President and Chief Executive Officer

Date: September 24, 2002